January 14, 2005

Mail Stop 0409

VIA U.S. MAIL AND FAX 415-955-4748

Mr. Deni Leonard
President
Indigenous Global Development Corporation
100 Bush Street, Suite 225
San Francisco, CA 94104

RE:	Indigenous Global Development Corporation
	Form 8-K/A filed January 12, 2005
            File No. 0-22968

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend the Form to include an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

Any questions regarding the above should be directed to me at
(202)
824-5336, or in my absence, to Robert Benton at (202) 942-1811.

						Sincerely,



						Rachel Zablow
						Staff Accountant


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Indigenous Global Development Corporation
January 14, 2005



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